345 Park Avenue, San Jose, CA 95110

September 12, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:    Jennifer Gowetski
        Amanda Ravitz

Re:    Adobe Inc.
Definitive Proxy Statement on Schedule 14A
Filed March 4, 2022
File No. 000-15175

Ladies and Gentlemen:

Adobe Inc. confirms receipt of the letter dated September 7, 2022, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission relating to the above referenced Definitive Proxy Statement on Schedule 14A. In response to the Staff’s letter, we confirm that we will enhance, where appropriate, our future proxy disclosures in accordance with the topics discussed in the Staff’s letter as well as any material developments to our risk oversight structure.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact Allison Blais, Vice President and Associate General Counsel, Corporate, at blais@adobe.com or me at danarao@adobe.com.
Respectfully submitted,
/s/ DANA RAO
Dana Rao
Executive Vice President, General Counsel and Chief Trust Officer